Tenet Fintech Signs Marketing Cooperation Agreement with China UnionPay Subsidiary, Rongbang Technology Ltd.

Toronto, Ontario--(Newsfile Corp. - November 18, 2021) - Tenet Fintech Group Inc. (CSE: PKK) (OTC Pink: PKKFF) ("Tenet" or the "Company"), an innovative Fintech and AI service provider and manager of the Business Hub™, today announced that it has signed a marketing cooperation agreement with China UnionPay subsidiary, Rongbang Technology Ltd. ("Rongbang"), whereby the parties will promote the other party's services to their respective clients, including through joint-marketing initiatives.

Earlier this year, Tenet signed an agreement with Rongbang that allowed it to link its Business Hub™ to the China UnionPay network to provide fund-transfer and payment-processing services to Business Hub™ members. Following a noteworthy debut on the UnionPay network, Tenet was invited by Rongbang and UnionPay executives to make a nominal investment in Rongbang to allow for greater future collaboration between the three entities. Making that investment provided Tenet with privileged access to roadmaps and planned rollouts of Rongbang's flagship platform and eventually led to today's announcement.

UnionPay (http://www.unionpayintl.com/en/) uses Rongbang (https://www.masget.com/) to market and provide customised versions of its services, such as the solution provided to Tenet, that includes the ability to create virtual bank accounts within Tenet's Business Hub™ ecosystem. Rongbang services some of China's most popular B2B and B2C e-commerce marketplace operators, financial institutions and businesses operating in various industries.

The marketing cooperation agreement between Tenet and Rongbang is for an initial term of three years and will automatically renew for one-year terms following the initial term.

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence companies. Tenet's subsidiaries provide various analytics and AI-based services to financial institutions and businesses through the Business Hub™, an ecosystem where data analysis and artificial intelligence are used to facilitate transactions among its members. For more information: http://www.tenetfintech.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
mark.schwalenberg@mzgroup.us

Tenet Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@tenetfintech.com

Follow Tenet Fintech Group Inc. on social media:

Twitter: @Tenetfintech

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth and listing plans, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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